VIA TRANSPORTATION, INC.
114 5th Ave, 17th Floor
New York, NY 10011
September 9, 2025
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Laura Veator
Stephen Krikorian
Mariam Mansaray
Jan Woo

Re:	Via Transportation, Inc. (the “Company”) Registration
Statement on Form S-1 (Registration No. 333-289624)
Ladies and Gentlemen:
Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company's Registration Statement on Form S-1 (File No. 333-289624) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Eastern Time on September 11, 2025, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Securities and Exchange Commission.
We request that we be notified of such effectiveness by a telephone call to Ryan Dzierniejko of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3712 and that such effectiveness also be confirmed in writing.

Very truly yours,

Via Transportation, Inc.

By:	/s/ Daniel Ramot
Name:	Daniel Ramot
Title:	Chief Executive Officer

cc:
Clara Fain, Chief Financial Officer, Via Transportation, Inc. Erin H. Abrams, Chief Legal Officer, Via Transportation, Inc.
Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP
Jeremy Winter, Skadden, Arps, Slate, Meagher & Flom LLP
Marc D. Jaffe, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP
Alison Haggerty, Latham & Watkins LLP
2